UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HELIOGEN, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

42329W 105

(CUSIP Number)

Eva Davis

Winston & Strawn LLP

333 S. Grand Avenue

Los Angeles, CA 90071-1543

Tel: 1-213-615-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42329W 105

1.	Names of Reporting Persons. William Gross
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,242,651
	8.	Shared Voting Power 15,771,769
	9.	Sole Dispositive Power 11,242,651
	10.	Shared Dispositive Power 15,771,769

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,014,420(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (2)
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes 1,672,612 shares of common stock and 9,570,039 shares issuable for vested and exercisable options within 60 days of February 5, 2023, beneficially held by Mr. Gross and with respect to which Mr. Gross has sole voting and dispositive power. Also includes 16,175 shares of common stock held by Idealab Studio, LLC (“Idealab Studio”) and includes 414,363 shares of common stock held by The Gross Goodstein Living Trust, dated April 18, 2006 (“Gross Trust”), of which Mr. Gross and his wife are co-trustees and may be deemed to share voting and dispositive power. The Gross Trust owns a majority of the class of securities entitled to elect two directors to Idealab Studio’s board of managers. Mr. Gross is the chairman and chief executive officer of Idealab Studio. Also includes 15,341,231 shares of common stock held by Idealab Holdings, LLC (“Idealab Holdings”). Idealab Holdings is a wholly owned subsidiary of Idealab, a California corporation (“Idealab”). Idealab in its capacity as Managing Member of Idealab Holdings, by action of Idealab’s board of directors, had previously delegated Idealab’s power to manage and control the business and affairs of Idealab Holdings related to Idealab Holdings’ interest in the Issuer, including all voting and dispositive power with respect to the reported securities, to Renee LaBran, a director of Idealab. On February 13, 2023, Idealab’s board of directors revoked such delegation. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein (Mr. Gross’s wife), Renee LaBran and Bob Kavner, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 191,442,304 shares of common stock outstanding as of November 4, 2022.

CUSIP No. 42329W 105

1.	Names of Reporting Persons. Idealab Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,341,231
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,341,231

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,231(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%(2)
14.	Type of Reporting Person (See Instructions) OO

[1]	Includes 15,341,231 shares of common stock held by Idealab Holdings. Idealab Holdings is a wholly owned subsidiary of Idealab. Idealab in its capacity as Managing Member of Idealab Holdings, by action of Idealab’s board of directors, had previously delegated Idealab’s power to manage and control the business and affairs of Idealab Holdings related to Idealab Holdings’ interest in the Issuer, including all voting and dispositive power with respect to the reported securities, to Renee LaBran, a director of Idealab. On February 13, 2023, Idealab’s board of directors revoked such delegation. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein (Mr. Gross’s wife), Renee LaBran and Bob Kavner, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 191,442,304 shares of common stock outstanding as of November 4, 2022.

CUSIP No. 42329W 105

1.	Names of Reporting Persons. Idealab
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,341,231
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,341,231

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,231(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%(2)
14.	Type of Reporting Person (See Instructions) HC, CO

[1]	Includes 15,341,231 shares of common stock held by Idealab Holdings. Idealab Holdings is a wholly owned subsidiary of Idealab. Idealab in its capacity as Managing Member of Idealab Holdings, by action of Idealab’s board of directors, had previously delegated Idealab’s power to manage and control the business and affairs of Idealab Holdings related to Idealab Holdings’ interest in the Issuer, including all voting and dispositive power with respect to the reported securities, to Renee LaBran, a director of Idealab. On February 13, 2023, Idealab’s board of directors revoked such delegation. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein (Mr. Gross’s wife), Renee LaBran and Bob Kavner, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 191,442,304 shares of common stock outstanding as of November 4, 2022.

CUSIP No. 42329W 105

This amendment No. 1 to Schedule 13D (Amendment No. 1) relates to the Schedule 13D filed on May 31, 2022 (the “Original Schedule 13D”, and as amended, this “Schedule 13D”) by William Gross. This Amendment No. 1 also acts as amendment to the Schedule 13G filed on March 10, 2022 by Idealab, a California corporation (“Idealab”), and Idealab Holdings, LLC, a Delaware corporation (“Idealab Holdings”), with respect to Idealab and Idealab Holdings.

Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 7, the Schedule 13D is unchanged.

Item 1.	Security and Issuer

(a)	This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Heliogen, Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 130 W. Union Street, Pasadena, California 91103.

Item 2.	Identity and Background

(a)	This Statement is filed on behalf of William Gross, Idealab and Idealab Holdings.

(b)	The business address of Mr. Gross is c/o Idealab Studio, LLC, 130 West Union Street, Pasadena, California 91103. The business address of each of Idealab Holdings and Idealab is c/o Idealab, 130 West Union Street, Pasadena, California 91103.

(c)	Mr. Gross is the Chief Executive Officer and Chairman of the Board of Idealab Studio, LLC. The principal business of Idealab and Idealab Holdings is to make investments in other businesses.

(d)- (e)	None of the Reporting Persons, nor, to the best knowledge of such persons, any of the persons named in Schedule A, during the last five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Gross is a citizen of the United States. Idealab is a California corporation and Idealab Holdings is a Delaware limited liability company.

Item 3.

Mr. Gross, Idealab Holdings and Idealab Studios acquired 1,589,488 shares, 15,341,231 shares, and 1,086,882 shares, respectively, of common stock of (the “Merger Shares”) the Issuer pursuant to the Business Combination Agreement, dated July 6, 2021, (the “Business Combination Agreement”), by and among Athena Technology Acquisition Corp. (“Athena”), HelioMax Merger Sub Inc., a wholly owned subsidiary of Athena (“Merger Sub”) and Heliogen, Inc. (“Legacy Heliogen”) in exchange for Legacy Heliogen shares. As a result of the Merger, (as defined below) Mr. Gross also received options exercisable to an aggregate of 19,355,655 shares of common stock of the Issuer in exchange for options to purchase shares of Legacy Heliogen. Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Heliogen and Athena was effected by the merger of Merger Sub with and into Legacy Heliogen, with Legacy Heliogen surviving as a wholly owned subsidiary of Athena (the “Merger).

On September 1, 2022, Idealab Studios distributed 1,070,707 shares of common stock of the Issuer in a pro rata distribution to its members for no consideration. As a result of the distribution, the Gross Trust received 414,363 shares of common stock.

On November 11, 2022, Mr. Gross purchased 50,000 shares of common stock in the open market for $1 per share from personal funds.

Item 4.

Effective February 5, 2023, Mr. Gross no longer serves as the chief executive officer of the Issuer and as a member of the Issuer’s board of directors. As disclosed in the Issuer’s Form 8-K filed on February 6, 2023, Mr. Gross has expressed his disagreement with the decision of the Issuer’s board of directors with respect to certain changes in management of the Issuer.

Any of the Reporting Persons may in the future engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, business, operations, capitalization, financial condition, strategic plans, and the future of the Issuer. Any of the Reporting Persons may review, monitor and evaluate his or its investment in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D.

Except as described in this Schedule 13D/A, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his or its investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

See responses to Item 5 on each cover page.

Each Reporting Person expressly disclaims any assertion or presumption that he or it and the other persons on whose behalf this Schedule 13D is filed constitute a “group” for the purposes of Sections 13(d) of the Exchange Act and the rules thereunder.

(c)	The Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock in the past sixty days.

(d)	To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Employment Agreement

The information with respect to Mr. Gross’ employment agreement contained in the Original Schedule 13D is incorporated by reference herein.

Registration Rights and Lock-up Agreement

The information with respect to the Registration Rights Agreement contained in the Original Schedule 13D is incorporated by reference herein.

The foregoing descriptions of the Employment Agreement and Registration Rights Agreement do not purport to be complete, and are qualified in their entirety by reference to the text of such agreements (or the forms thereof). Such agreements (or the forms thereof) are attached hereto as exhibits and are incorporated by reference herein. Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

	Description	Incorporated by Reference
		Schedule / Form	File No.	Exhibit	Filing Date
A.	Executive Employment Agreement, dated November 19, 2021, by and between William T. “Bill” Gross and Heliogen, Inc.	S-4/A	333-258606	10.15	11/19/2021

B.	Registration Rights and Lock-Up Agreement	8-K	001-40209	10.5	1/6/2022

C.	Letter from William Gross to the Issuer	8-K	001-40209	17.1	2/6/2023

D.	Joint Filing Agreement

CUSIP No. 42329W 105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ William Gross
WILLIAM GROSS

Idealab Holdings, LLC

By its managing member, Idealab, a California corporation

By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: President

Idealab, a California corporation

By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Idealab Holdings is a wholly-owned subsidiary of Idealab, a California corporation. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein, Renee LaBran and Bob Kavner, and no single person has voting or dispositive authority over the securities held of record by Holdings. The principal occupations and address of each is: Mr. Kavner is a venture capital investor focusing on investments in technology companies. Ms. LaBran is a founding partner in Rustic Canyon Partners, as well as an advisor, consultant and investor. The executive officers of Idealab are Marcia Goodstein and Susan Aledort. The principal occupations and address of each is: Marcia Goodstein is President and Chief Executive Officer of Idealab and the President and Chief Operating Officer of ILS and Susan Aledort is the General Counsel of Idealab and ILS. The address of each of the foregoing persons is c/o Idealab, 130 W. Union Street, Pasadena, CA 91103.

The filing of this Statement shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Exhibit 1

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Statement on Schedule 13D/A filed on or about this date and any further amendments thereto with respect to the beneficial ownership by the undersigned of the shares of common stock of Heliogen, Inc. (the “Issuer”), and such other securities of the Issuer that the undersigned may acquire or dispose of from time to time. This agreement is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any further amendments thereto, and for completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agree that this agreement shall be included as an Exhibit to such joint filing.

This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 14, 2023.

/s/ William Gross
WILLIAM GROSS

Idealab Holdings, LLC

By its managing member, Idealab, a California corporation

By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: President

Idealab, a California corporation

By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: Chief Executive Officer